

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2012

Via Facsimile
Mr. Shigeru Kimura
Director and Managing Executive Officer
Kubota Corporation
2-47, Shikitsuhigashi 1-Chome,
Naniwa-Ku, Osaka, JAPAN

> **Re: Kubota Corporation**
> **Form 20-F for the fiscal year ended March 31, 2012**
> **Filed June 29, 2012**
> **File No. 1-07294**

We have reviewed your response to our comment letter dated August 21, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Matters Related to the Health Hazard of Asbestos, page 28

Contingencies Regarding Asbestos-Related Matters, page 29

We have read your responses to our comment letter dated August 21, 2012 and have the following comments:

- In order to provide readers will a full and comprehensive understanding of your claims activity, we believe that your tabular presentation of claims activity must include all claims, including claims whose payments are considered to be remote. Please confirm you will present such information in future filings.

- Based on your prior disclosures and supplemental responses, it is our understanding that, based on the Company's specified criteria, no claimants had historically been denied payment. As such, please provide a robust explanation detailing how you determined that as of March 31, 2012 payment to 13 claimants is deemed to be remote. Also, please address the length of time it takes you to process a claim, including the length of time to determine whether the claim has met or not met the Company's specified criteria for payment and subsequent payment and/or notification that the claim has been denied.

You may contact Mindy Hooker at (202) 551-3732, Jeanne Baker at (202) 551-3691 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief